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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                              (Amendment No. 3)*


                            PENN OCTANE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70757610
                        ------------------------------
                                 (CUSIP Number)

                              N/A-Year End Filing
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 70757610                  13G                    Page 2 of 6 Pages
           ---------

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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      KFP GRAND, LTD.
      IRS ID# 75-360-5263

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      0%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

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Item 1

     (a) Name of Issuer

         PENN OCTANE CORPORATION

     (b) Address of Issuer's Principal Executive Offices

         900 Veterans Boulevard, Suite 240
         Redwood City, California 94063

Item 2

     (a) Name of Person Filing

         KFP GRAND, LTD., a Texas Limited Partnership (the "Partnership"), whose general partner is Grosvenor, L.C., a Texas limited liability company (the "General Partner")

     (b) Address of Principal Business Office or, if none, Residence

         545 E. John Carpenter Freeway, Suite 1400
         Irving, Texas 75062

     (c) Citizenship

         Texas limited partnership

     (d) Title of Class of Securities

         Common Stock, Par Value $0.01 Per Share

     (e) CUSIP Number

         70757610

     (a) Name of General Partner of Person Filing

         Grosvenor, L.C. a Texas limited liability company

     (b) Address of Principal Business Office or, if none, Residence

         545 E. John Carpenter Freeway, Suite 1400
         Irving, Texas 75062

     (c) Citizenship

         Texas limited liability company

     (d) Title of Class of Securities

         Common Stock, Par Value $0.01 Per Share

     (e) CUSIP Number

         70757610

     (a) Name of Manager of Person Filing

         Mahmood Khimji, Manager of General Partner

     (b) Address of Principal Business Office or, if none, Residence

         545 E. John Carpenter Freeway, Suite 1400
         Irving, Texas 75062

     (c) Citizenship

         Canadian

     (d) Title of Class of Securities

         Common Stock, Par Value $0.01 Per Share

     (e) CUSIP Number

         70757610

     (a) Name of Manager of Person Filing

         Mehdi Khimji, Manager of General Partner

     (b) Address of Principal Business Office or, if none, Residence

         545 E. John Carpenter Freeway, Suite 1400
         Irving, Texas 75062

     (c) Citizenship

         Canadian

     (d) Title of Class of Securities

         Common Stock, Par Value $0.01 Per Share

     (e) CUSIP Number

         70757610

     (a) Name of Manager of Person Filing

         Jaffer Khimji, Manager of General Partner

     (b) Address of Principal Business Office or, if none, Residence

         545 E. John Carpenter Freeway, Suite 1400
         Irving, Texas 75062

     (c) Citizenship

         Canadian

     (d) Title of Class of Securities

         Common Stock, Par Value $0.01 Per Share


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     (e) CUSIP Number

         70757610


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:*

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership.*

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:  -0- shares

     (b)  Percent of class:  0%


     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote -0- shares of the issuer's common stock.

          (ii)  Shared power to vote or to direct the vote  None

* The following responses apply to each person named in Item 2.

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          (iii) Sole power to dispose or to direct the disposition of  -0-
                shares of the issuer's common stock.

          (iv)  Shared power to dispose or to direct the disposition of  None

          The Partnership has the sole power to vote and dispose of the -0-shares of the issuer's common stock. The General Partner and the Managing Directors of the General Partner are included as reporting persons in this Schedule 13G as a result of their shared direct and indirect control of the Partnership's activities.

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, the reporting person is no longer the beneficial owner of more than five percent of the Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not required and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2001
                                              ----------------------------------
                                                            Date



                                               KFP GRAND, LTD.:

                                               By: Grosvenor, L.C.,
                                                   its general partner



                                               By: /s/ MAHMOOD KHIMJI
                                              ----------------------------------
                                                          Signature

                                              Mahmood Khimji, Managing Director
                                              ----------------------------------
                                                          Name/Title